EXHIBIT 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS)

	Year Ended December 31,
	2008		2007		2006		2005		2004
EARNINGS
Income from continuing operations before income taxes	$314.1		$919.3		$614.7		$288.9		$143.9
Adjustments:
Minority interest in losses of consolidated subsidiaries	3.7		3.1		5.2		(0.1)		0.8
Undistributed (income) loss of less than 50% owned investments	(2.1)		(3.2)		(2.1)		(1.3)		0.7
Fixed charges	128.1		94.2		123.0		118.4		119.2
Earnings	$443.8		$1,013.4		$740.8		$405.9		$264.6
FIXED CHARGES
Interest expense, including debt discount amortization	$103.1		$65.8		$90.7		$96.3		$90.7
Amortization/writeoff of debt issuance costs	3.2		5.3		10.9		3.5		7.5
Portion of rental expense representative of interest factor (assumed to be 33%)	21.8		23.1		21.4		18.6		21.0
Fixed charges	$128.1		$94.2		$123.0		$118.4		$119.2
RATIO OF EARNINGS TO FIXED CHARGES	3.5	x	10.8	x	6.0	x	3.4	x	2.2	x
AMOUNT OF EARNINGS DEFICIENCY FOR COVERAGE OF FIXED CHARGES	$—		$—		$—		$—		$—